[Ameritas Life Insurance Corp. Logo]
--------------------------------------------------------------------------------
                                                                   5900 O Street
                                                              Lincoln, NE  68510
                                                                  (402) 467-1122


August 2, 2012

                                                  [Via EDGAR and Overnight Mail]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Ameritas Life Insurance Corp. ("Ameritas Life") and
        Ameritas Life Insurance Corp. Separate Account LLVA, 1940 Act No. 811-07661
        Ameritas No-Load Variable Annuity Policy Form 6150,
        1933 Act No. 333-182091
        Initial Registration on Form N-4
        Response to Commission Staff Comments

Dear Ms. Roberts:

This letter is in response to the Commission staff review comment letter received by fax on July 20, 2012, for the above-referenced initial registration filed June 13, 2012. It is being filed as EDGAR Correspondence, which includes an attached prospectus showing revisions based on the staff's comments. A courtesy paper copy of the prospectus, red-lined for revisions resulting from these comments and responses, is enclosed with the letter we are mailing.

1. Cover Page
     (a) Edgar Series/Class ID. You commented: "In your cover letter to my attention dated June 13, 2012, you indicated that this contract is based on Registration No. 333-120972, which is also called the "Ameritas No-Load Variable Annuity Policy Form 6150." Please note that the Class IDs names should not be the same. You will need to distinguish the names. For Example, you could refer to this product as "Ameritas No-Load Variable Annuity Policy Form 6150 available for purchase after [insert applicable date]." The new class name (as reflected on Edgar) should be reflected on the cover page of the prospectus." You also commented: "please update the Class ID for any other contract registration with the same name to indicate the period of time within which that contract was sold."

          Response: We revised the Class ID for this product to be "No-Load VA 6150," which is consistent with the product name used on the cover page of this prospectus and distinguishes it from "NLVA (6150)" that is used as the Class ID for Registration No. 333-120972.

     (b) Guarantees. You commented: "include on the cover page a statement similar to that contained on [page 26]: "Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company." Also, please consider including similar disclosure in the Policy Overview section."

          Response: We added this disclosure language to the cover page and Policy Overview section, page 5, as requested.

2. Transfer Fee - page 9. You commented: "Please clarify that the current fee for over 15 transfers in a Policy Year is currently $0; however, the Registrant may charge a maximum of $10."

          Response: We do not plan to charge a transfer fee for transfers within this product when it becomes effective. However, we reserve the right to charge for more than 15 transfers in a Policy Year. If we decide to charge a transfer fee for this product, we will make the appropriate filings and provide adequate notice to Policy owners.

3. Asset Allocation Program - page 17. You commented: "with respect to the description of the services provided by Summit and AIC, and asked us to clarify the disclosure to indicate whether their monitoring responsibilities are the same or differentiated in some manner."

          Response: The disclosure states: "Summit provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models." The first bullet of the next paragraph states: "AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models." This language clearly identifies the roles and responsibilities of Summit and AIC. We do not believe AIC's services are stated as including "monitoring" and do not believe further clarification is needed.

4. Potential Conflicts of Interest/GLWB Models - page 18.

     (a) You asked us to provide disclosure in the prospectus "regarding the GLWB Models that are required investments under the GLWB2 rider" and also referenced page 27.

          Response: We clarified the potential conflicts of interest also apply to the GLWB Models by revising a sentence in the disclosure to state that Calvert Fund portfolios may or not be included in the models and/or GLWB Models. We also have disclosure, at page 29, which indicates the conditions of the Asset Allocation Program, if offered, will apply to the GLWB Models. The conditions include the Conflicts of Interest. We also added descriptions of the GLWB Models as requested, page 19. To be consistent with this comment, we added descriptions of the Asset Allocation Program models, page 18.

     (b) You commented: "the last statement in this section states that "[w]e may modify or discontinue the Asset Allocation Program at any time." Since the GLWB2 rider would automatically be terminated if a contract owner did not participate in the Asset Allocation Program, please elaborate on the implications of the statement in the context of the GLWB2 rider termination. Also, see the disclosure on page 27. You indicate that: "[w]e reserve the right to offer GLWB Models with or without an asset allocation program." Please elaborate upon that statement in light of the aforementioned."

          Response: While it is true the Asset Allocation Program may be modified or terminated, the prospectus indicates, at page 29, that the GLWB Models can exist with or without the Asset Allocation Program. We are bolding that sentence in the attached prospectus, and also have included that sentence at page 19, for additional emphasis. The rider would terminate if the Policy owner makes a selection outside of the GLWB Models. To clarify, we revised the sentence quoted in your comment as follows: "We may modify the Asset Allocation Program at any time. We also may discontinue the Asset Allocation Program at any time." In addition, we updated language on page 29 to state: "The conditions of the Asset Allocation Program, if offered, will apply."

     (c) You commented: "With respect to default allocations, when a model is discontinued, please disclose whether AIC will be selecting the default model in its capacity as the contract owners' Advisor, or provide the legal basis that would permit the insurance company to make the investment decision for a contract owner."

          Response: With regard to the default model that will be used when an allocation model is discontinued, Ameritas Investment Corp. obtains advice from Summit Investment Advisors, Inc. (Summit) concerning the fund specific model recommendations, and the hedging associated with the Guaranteed Lifetime Withdrawal Benefits Rider. This includes advice concerning whether a particular model should be discontinued, and which model should be the default model. In developing its recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves. Ameritas Investment Corp. makes a determination based on the advice it receives from Summit.

5. Policy Application and Issuance - page 19. You commented: "bold the following statement: "We reserve the right to reject any application or premium for any reason.""

          Response: We made the change on page 20 as requested. On page 20, we also bolded the sentence in the Additional Premiums section that states: "We have the right to change these premium requirements."

6. GLWB2 Rider - beginning on page 26.

     (a) You commented: "Please provide numerical examples to supplement the formula presentation."

          Response: We added numerical examples, and clarifying disclosure, as suggested, pages 30-32.

     (b) You commented regarding the Premium Accumulation Value - "The Registrant states that: "[w]e may change these rates for new issues, within a range we have established." Please delete this statement as it is not necessary since it is understood that you may change rates for new issues and this information is not relevant to current contract owners. Similarly, please delete the analogous statement on page 37 under the "Lifetime Withdrawal Benefit Amount.""

          Response: We deleted the clause: "within a range we have established" in both places, pages 28 and 31, but believe the balance of each sentence is relevant to potential Policy owners, as it informs them that the current rates are not guaranteed.

     (c) You commented in regard to the Asset Allocation section to bold the following: "You agree that your Policy value will be invested in one of certain permitted allocation models while the rider is active, and you agree to a rebalancing schedule."

          Response: We made the change as requested, page 29.

7. Appendix A. You commented: "Supplementally, please explain your Accumulation Unit Values presentation."

          Response: Based on initial offerings of other variable annuities issued by the Depositor (specifically Registration No. 333-120972, effective April 13, 2005). We determined that since there will be no sales of the Policy before the effective date of the prospectus, there will be no Accumulation Unit value history to report for each of the Separate Account variable investment options. Therefore, we added text in this regard in the Financial Information section and deleted Appendix A. We will include Accumulation Unit value history when such information becomes available for future updates to the prospectus.

8. Financial Statements, Exhibits, and Other Information. You commented to provide any financial statements, exhibits, consents, and other required disclosure not included in this filing in a pre-effective amendment.

          Response: These items will be included in a pre-effective amendment.


We also made a change based on the following comment we received for Registration No. 333-182090.

Examples of Expenses - pages 10-11. You commented to modify the bolded lead-in headings of the first footnote of each of the Withdrawal Charge tables to read:
"Maximum Policy Expense Fees with GLWB2 Rider."

          Response: We made the same change as requested on page 9 of the red-line copy of the prospectus for this product.

We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel,
Variable Contracts & AIC


Attachments